Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2013

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	First Quarter of Fiscal Year 2014 Highlights	2
3.	Operating Performance	3
4.	First Quarter Fiscal Year 2014 Financial Results	8
5.	Liquidity and Capital Resources	10
6.	Financial Instruments and Related Risks	10
7.	Off-Balance Sheet Arrangements	13
8.	Transactions with Related Parties	13
9.	Alternative Performance (Non-IFRS) Measures	14
10.	Critical Accounting Policies and Estimates	15
11.	Changes in Accounting Standards	16
12.	Other MD&A Requirements	17
13.	Outstanding Share Data	17
14.	Risks and Uncertainties	18
15.	Disclosure Controls and Procedures	18
16.	Changes in Internal Control over Financial Reporting	19
17.	Directors and Officers	19
Forward Looking Statements		19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended June 30, 2013 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2013, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2013, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2013. This MD&A refers to various non-IFRS measures, such as cash flow from operations per share and production costs per tonne. Those measures are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, where applicable. This MD&A is prepared as of August 7, 2013.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	First Quarter of Fiscal Year 2014 Highlights

  Silver production of 1.4 million ounces and gold production of 3,777 ounces;

  Lead production of 13.5 million pounds and zinc production of 3.7 million pounds;

  Sales of $39.8 million;

  Gross margin of 44% despite significant decline in precious metal prices;

  Net income of $4.6 million or $0.03 per share;

  Strong cash flow from operations of $17.6 million, or $0.10 per share;

  GC mine continued to undergo trial mining and processing and is progressing towards commercial production; and

  Return of value to our shareholders by the $4.2 million quarterly dividend payment of CAD$0.025 per share.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2013:

	Three months ended June 30, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	963	-		-	963
Stockpiled Ore (tonne)	232,294	-		29,075	261,369
	233,257	-		29,075	262,332
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	963	-		-	963
Ore Milled (tonne)	235,210	6,929	*	29,975	272,114
	236,173	6,929		29,975	273,077
+ Mining cost per tonne of ore mined ($)	65.09	-		51.17	63.55
Cash mining cost per tonne of ore mined ($)	54.95	-		21.04	51.19
Non cash mining cost per tonne of ore mined ($)	10.14	-		30.13	12.35

+ Unit shipping costs($)	3.98	-		-	3.54

+ Milling cost per tonne of ore milled ($)	13.62	-		14.05	13.67
Cash milling cost per tonne of ore milled ($)	12.06	-		13.06	12.17
Non cash milling cost per tonne of ore milled ($)	1.56	-		0.99	1.50

+ Average Production Cost
Silver ($ per ounce)	9.63	-		-	9.96
Gold ($ per ounce)	546	-		926	616
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.34	-		0.44	0.34

Total Recovery of the Run of Mine Ore
Silver (%)	92.3	-			92.3
Gold (%)				92.5	92.5
Lead (%)	94.6	-			94.6
Zinc (%)	68.4	-			68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	200	-			200
Gold (gram/tonne)				2.8	2.8
Lead (%)	2.7	-			2.7
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,364	10	*	-	1,374
Gold (in thousands of ounces)	1.3	0.2	*	2.3	3.8
Lead (in thousands of pounds)	13,063	405	*	-	13,468
Zinc (in thousands of pounds)	2,926	484	*	282	3,692

Metal Sales
Silver (in thousands of $)	24,091	-		-	24,091
Gold (in thousands of $)	1,283	-		2,669	3,952
Lead (in thousands of $)	9,833	-		-	9,833
Zinc (in thousands of $)	1,806	-		153	1,959
	37,013	-		2,822	39,835
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.66	-			17.66
Gold ($ per ounce)	1,001	-		1,141	1,092
Lead ($ per pound)	0.75	-			0.75
Zinc ($ per pound)	0.62	-		0.54	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2012:

	Three months ended June 30, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Stockpiled Ore (tonne)	178,768	2,382	*	27,560	208,710
	181,018	2,382		27,560	210,960
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Ore Milled (tonne)	184,205	3,611	*	26,599	214,415
	186,455	3,611		26,599	216,665
+ Mining cost per tonne of ore mined ($)	69.02	8.70	*	47.74	65.55
Cash mining cost per tonne of ore mined ($)	55.47	8.70	*	20.98	50.43
Non cash mining cost per tonne of ore mined ($)	13.55	-		26.76	15.12

+ Unit shipping costs($)	3.85	8.58	*	-	3.40

+ Milling cost per tonne of ore milled ($)	16.05	44.71	*	14.63	16.35
Cash milling cost per tonne of ore milled ($)	14.17	33.24	*	13.57	14.41
Non cash milling cost per tonne of ore milled ($)	1.88	11.47	*	1.06	1.94

+ Average Production Cost
Silver ($ per ounce)	9.30	17.60	*		9.80
Gold ($ per ounce)	452	1,227	*	1,046	536
Lead ($ per pound)	0.33	0.55	*		0.35
Zinc ($ per pound)	0.26	-			0.27

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	49.7			90.9
Gold (%)				90.1	90.1
Lead (%)	94.0	49.7			93.2
Zinc ( %)	63.0	41.9			62.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	227	26			225
Gold (gram/tonne)				2.2	2.2
Lead (%)	3.6	1.3			3.6
Zinc (%)	1.1	1.3			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,223	1	*	-	1,224
Gold (in thousands of ounces)	0.8	0.1	*	1.7	2.6
Lead (in thousands of pounds)	13,713	31	*	-	13,744
Zinc (in thousands of pounds)	2,974	-		-	2,974

Metal Sales
Silver (in thousands of $)	28,109	20	*	-	28,129
Gold (in thousands of $)	925	161	*	2,253	3,339
Lead (in thousands of $)	11,161	22	*	-	11,183
Zinc (in thousands of $)	1,898	-		-	1,898
	42,093	203		2,253	44,549
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	22.97	22.98			22.97
Gold ($ per ounce)	1,116	1,602		1,307	1,258
Lead ($ per pound)	0.81	0.72			0.81
Zinc ($ per pound)	0.64	-			0.64

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
+ Non-IFRS measures, see section 9 for reconciliation.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine Production

For the three months ended June 30, 2013 (“Q1 Fiscal 2014”), on a consolidated basis, the Company mined 262,332 tonnes of ore, a 24% increase compared to 210,960 tonnes in the three months ended June 30, 2012 (“Q1 Fiscal 2013”). The increased mine production was due to increased production from the Ying Mining District and the BYP Mine.

(b)	Milling

In Q1 Fiscal 2014, on a consolidated basis, the Company milled 273,077 tonnes of ore, a 26% increase compared to 216,665 tonnes in Q1 Fiscal 2013. The Ying Mining District has a total milling capacity of 3,200 tonnes per day (“t/d”) or approximately 1 million tonnes per year. The BYP Mine has a total milling capacity of 500 t/d.

(c)	Mining Cost

In Q1 Fiscal 2014, the consolidated total mining cost and cash mining cost were $63.55 and $51.19 per tonne compared to $65.55 and $50.43 per tonne, respectively, in Q1 Fiscal 2013. The slight increase in cash mining cost per tonne was primarily due to additional costs in mining preparation and infill drilling as part of the new mining strategy at the Ying Mining District; offset by lower contractor fees per tonne.

(d)	Milling Cost

In Q1 Fiscal 2014, the consolidated total milling cost and cash milling cost were $13.67 and $12.17 per tonne compared to $16.35 and $14.41 per tonne, respectively, in Q1 Fiscal 2013. The decrease in the consolidated total milling cost was due to an increase in tonnes of ore processed.

(e)	Metal Production

In Q1 Fiscal 2014, on a consolidated basis, the Company produced 1.4 million ounces of silver, 3,777 ounces of gold, 13.5 million pounds of lead, and 3.7 million pounds of zinc, compared to 1.2 million ounces of silver, 2,653 ounces of gold, 13.7 million pounds of lead, and 3.0 million pounds of zinc, respectively, in Q1 Fiscal 2013.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of four mines (SGX, HPG, TLP, and LM) and is the Company’s primary source of production.

In Q1 Fiscal 2014, the total ore mined at the Ying Mining District was 233,257 tonnes, of which 963 tonnes was direct smelting ore, an increase of 29% compared to total ore production of 181,018 tonnes, of which 2,250 tonnes was direct smelting ore, in Q1 Fiscal 2013. The increased ore production is attributable to the change in mining strategy and an increase in production from the HPG, TLP, and LM satellite mines. Production from the satellite mines in Q1 Fiscal 2014 represented 45% of total production at the Ying Mining District compared to 33% in Q1 Fiscal 2013.

In Q1 Fiscal 2014, head grades at the Ying Mining District were 200 grams per tonne (“g/t”) for silver, 2.7% for lead, and 0.8% for zinc, compared to 227 g/t for silver, 3.6% for lead, and 1.1% for zinc, respectively, in Q1 Fiscal 2013.

With the increase in ore production, in Q1 Fiscal 2014, the Ying Mining District produced 1.4 million ounces of silver, 1,282 ounces of gold, 13.1 million pounds of lead, and 2.9 million pounds of zinc, compared to 1.2 million ounces of silver, 800 ounces of gold, 13.7 million pounds of lead, and 3.0 million pounds of zinc in Q1 Fiscal 2013.

In Q1 Fiscal 2014, total and cash mining costs per tonne were $65.09 and $54.95 compared to $69.02 and $55.47 in Q1 Fiscal 2013, respectively.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2014, total ore milled was 236,173 tonnes, an increase of 27% compared to 186,455 tonnes in Q1 Fiscal 2013. Cash milling costs were $12.06 compared to $14.17 in Q1 Fiscal 2013. The decrease is attributable to the increased tonnage milled.

As at the end of Q1 Fiscal 2014, the Company completed approximately 2,250 metres (“m”) of the 5,200m ramp at the SGX mine and approximately 2,000m of the development work for the 4,800m access ramp at the LM Mine West. During the quarter, the Company also completed approximately 18,000m of horizontal tunnels, raises and declines. In addition, construction for 20,000 square metres of surface facilities, consisting of offices and dormitories within the Ying Mining District, continued in this quarter.

In Q1 Fiscal 2014, exploration and development expenditures for the Ying Mining District were $9.7 million compared to $9.6 million in Q1 Fiscal 2013.

In light of the significant decline in precious metal prices, the Company is reviewing its short term operating plans to better adapt to the new price environment. As a result, in July 2013, the Company has suspended mining operations at the Portal PD820, PD850 and PD730 within the Ying Mining District as production from these locations was not economical. The impact of the suspension will reduce ore production by 63,000 tonnes for the remainder of the fiscal year, and is expected to reduce approximately 400,000 ounces from expected silver production in the Ying Mining District. Accordingly, the Company has revised its fiscal year 2014 production guidance for the Ying Mining District to 837,000 tonnes of ore, producing 5.5 million ounces of silver, 4,700 ounces of gold and 74.7 million pounds of lead and zinc.

As part of the capital cost savings review, the Company has also identified opportunities to reduce capital expenditures in the current fiscal year. These measures are expected to reduce fiscal year 2014 budgeted capital expenditures by $8 million to $40 million.

(ii)	GC Mine

The Company has substantially completed the construction of GC mine and is progressing well with the preparations for safety and environmental regulatory inspections, prior to commercial production. The majority of the required surface environmental protection facilities together with water and soil conservation engineering work is completed and has undergone test operation. The key component required for passing the safety inspection, in accordance to safety requirements in the Mine Design, is to complete a water sump and pumping station at the -50m elevation. This component is expected to be completed by the end of September 2013, and as such the Company expects to pass the inspection and obtain its Safety Production Permit in the third quarter of fiscal year 2014.

During Q1 Fiscal 2014, approximately 3,100m of tunnels, including 425m of development tunnels, 2,225m of exploration tunnels and 450m of mining preparation tunnels, were completed.

The main access ramp totalling 2,210m in length was completed and has accessed the V2 vein at the +40m, +20m, and 0m elevations. The exploration ramp is completed to a length of 1,800m, representing 39% of the total designed length of 4,600m. To date, the exploration ramp has accessed the V9, V9-1, V9W-1, and V9W-2 veins at the 100m, 50m, 0m and -50 m elevations through cross-cuts and has developed transportation drifts and mining preparation drifts. Once the exploration ramp is completed, access to all known veins within a horizontal distance of 250m is possible. The exploration ramp has also been connected to the main ramp at the 100m and 0m elevations, as well as the main shaft at the +100m, +50m, 0m and -50m elevations to provide ventilation and a safety exit. During the course of fiscal year 2014, the Company will use the main ramp and the exploration ramp access points for mining.

As at the end of Q1 Fiscal 2014, the construction of the 628m main shaft was substantially completed down to its designed depth at elevation -370m. As part of cost savings review for fiscal year 2014, and to coordinate with the planned production schedule, the Company has decided to defer the installation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

of the hoist system to fiscal year 2015, reducing capital expenditures in the year by $3 million.

In Q1 Fiscal 2014, the Company continued equipment testing and trial processing to fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. Testing will be on-going for the next several months.

In Q1 Fiscal 2014, $6.2 million (Q1 Fiscal 2013 - $3.1 million) of exploration and development expenditures were incurred at the GC mine.

From the capital cost review for fiscal year 2014, the Company has reduced the budgeted capital expenditures by approximately $8 million to $21 million at the GC mine.

(iii)	BYP Mine

In Q1 Fiscal 2014, the total ore mined was 29,075 tonnes compared to 27,560 tonnes in Q1 Fiscal 2013.

In Q1 Fiscal 2014, the Company produced and sold 2,338 ounces of gold compared to 1,724 ounces of gold in Q1 Fiscal 2013. Gold head grade for Q1 Fiscal 2014 was 2.8 g/t compared to 2.2 g/t in Q1 Fiscal 2013. The increase in gold metal production is attributable to higher gold head grade in the current fiscal year.

In Q1 Fiscal 2014, the Company completed the installation of shaft equipment for the newly completed 265m shaft. The construction of the head frame is expected to commence in the next quarter. Once completed, this shaft will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility has been substantially completed with expected trial runs to commence in the next quarter.

In Q1 Fiscal 2014, exploration and development expenditures at the BYP mine were $1.6 million compared to $1.3 million in Q1 Fiscal 2013.

(iv)	X Mines

The X Mines consist of two mining projects: the XBG project and XHP project.

In Q1 Fiscal 2014, the Company entered into a share transfer agreement (“the Agreement”) with an arm’s length private Chinese company. Pursuant to the Agreement, the Company’s subsidiary, Henan Found Mining Co. Ltd., will sell its 90% equity interest in Zhongxing Mining Co. Ltd. (XBG project) for $13.8 million (RMB 84 million). As of the date of this MD&A, an initial deposit of $4.9 million (RMB 30 million) has been received. As the transaction is expected to be completed within 12 months, the Company has classified certain assets, liabilities, and equity accounts as held for sale; (please see Note 22 of the accompanying condensed consolidated interim financial statements).

As at the end of this quarter, the Company has also suspended activities at the XHP project as part of its cost saving measures.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	First Quarter Fiscal Year 2014 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012
Sales	$39,835	$33,147	$58,717	$45,209
Gross profit	17,353	17,087	37,476	28,415
Expenses and foreign exchange	(7,263)	(6,396)	(7,947)	(9,062)
Other items	394	1,430	(8,631)	1,427
Net income, attributable to the
shareholders of the Company	4,562	6,361	5,236	9,500
Basic earnings per share	0.03	0.04	0.03	0.06
Diluted earnings per share	0.03	0.04	0.03	0.06
Cash dividend declared	4,173	4,204	4,291	4,255
Cash dividend declared per share
(CAD)	0.025	0.025	0.025	0.025
	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011
Sales	$44,549	$44,312	$61,876	$62,055
Gross profit	25,555	29,983	43,550	47,620
Expenses and foreign exchange	(7,841)	(9,458)	(8,534)	(8,420)
Other items	(269)	1,188	3,641	488
Net income, attributable to the
shareholders of the Company	6,114	9,700	20,025	18,471
Basic earnings per share	0.04	0.06	0.12	0.11
Diluted earnings per share	0.04	0.06	0.12	0.11
Cash dividend declared	4,224	4,271	4,194	3,500
Cash dividend declared per share
(CAD)	0.025	0.025	0.025	0.02

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q1 Fiscal 2014 was $4.6 million, or $0.03 per share, a decrease of $1.6 million compared to net income of $6.1 million, or $0.04 per share, in Q1 Fiscal 2013.

Despite achieving increases of 12% and 46% in silver and gold production, respectively, net income decreased compared to prior year quarter mainly due to (i) significantly lower silver price; net realized silver price was $17.66 per ounce in this quarter, which is $5.31 or 23% lower compared to $22.97 per ounce in the same prior year quarter; (ii) lower base metal prices; net realized lead and zinc prices were 7% and 5% lower in this quarter as compared to the same prior year quarter; and (iii) higher overall production costs as more ore was processed.

Sales in Q1 Fiscal 2014 were $39.8 million compared to $44.5 million in Q1 Fiscal 2013. Silver and gold sales represented $24.1 million and $4.0 million, respectively, while by-product base metals represented $11.7 million of total sales.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2013, including a comparison with London Metal Exchange (“LME”) prices:

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013	Q1 2014	Q1 2013
Net realized selling prices	$17.66	$22.97	$1,092	$1,258	$0.75	$0.81	$0.61	$0.64
Add back: Value added taxes	3.00	3.90	-	-	0.13	0.14	0.10	0.11
Add back: Smelter charges and recovery	2.96	3.33	354	356	0.15	0.15	0.35	0.32
SME	$23.62	$30.20	$1,446	$1,614	$1.03	$1.10	$1.06	$1.07
LME	$23.23	$29.44	$1,421	$1,609	$0.93	$0.90	$0.83	$0.87

Cost of sales in Q1 Fiscal 2014 was $22.5 million, an increase of 18%, compared to $19.0 million in Q1 Fiscal 2013. The cost of sales included cash costs of $18.9 million compared to $15.3 million in Q1 Fiscal 2013. The increase in cost of sales was due to more ore being mined and processed.

Gross profit in Q1 Fiscal 2014 was 44% compared to 57% in Q1 Fiscal 2013, which was impacted mainly by the decrease in realized metal price and increase in production cost.

General and administrative (“G&A”) expenses in Q1 Fiscal 2014 were $7.5 million compared to $6.8 million in Q1 Fiscal 2013. Significant items included in general and administrative expenses are as follows:

(i)	Office and administrative expenses of $3.2 million (Q1 Fiscal 2013 - $2.9 million);

(ii)	Salaries and benefits of $2.2 million (Q1 Fiscal 2013 - $2.1 million);

(iii)	Stock based compensation expense of $0.7 million (Q1 Fiscal 2013 - $0.7 million);

(iv)	Professional fees of $1.0 million (Q1 Fiscal 2013 - $0.6 million).

General exploration and property investigation expenses in Q1 Fiscal 2014 were $1.0 million (Q1 Fiscal 2013 - $1.0 million).

Foreign exchange gain in Q1 Fiscal 2014 was $1.9 million compared to $0.8 million in Q1 Fiscal 2013. The foreign exchange gain was mainly driven by the strengthening of the RMB and US dollar against the functional currency of the entity (Canadian dollar) that held such deposits.

Loss on disposal of plant and equipment in Q1 Fiscal 2014 was $28 compared to $20 in Q1 Fiscal 2013, which was mainly due to the disposal of obsolete equipment.

Share of loss in an associate in Q1 Fiscal 2014 was $14 (Q1 Fiscal 2013 - $7), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q1 Fiscal 2014 was $0.6 million compared to $1.3 million in Q1 Fiscal 2013. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q1 Fiscal 2014 was $0.9 million compared to $1.0 million in Q1 Fiscal 2013. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q1 Fiscal 2014 were $33 compared to $22 in Q1 Fiscal 2013. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation.

Income tax expense in Q1 Fiscal 2014 was $4.0 million compared to $7.9 million. The income tax expenses recorded in Q1 Fiscal 2014 included current income tax expense of $2.1 million (Q1 Fiscal 2013 – $4.9 million) and deferred income tax expense of $1.9 million (Q1 Fiscal 2013 – $3.0 million).

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2013 were $112.0 million.

Working capital as at June 30, 2013 was $85.2 million.

Cash flows provided by operating activities were $17.6 million or $0.10 per share in Q1 Fiscal 2014 compared to $19.3 million or $0.11 per share in Q1 Fiscal 2013.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal prices as compared to the same prior year period.

Cash flows provided by investing activities were $7.4 million in Q1 Fiscal 2014, comprising mainly cash used in capital expenditures of $19.2 million offset by net redemption of short-term investments of $25.0 million and deposit received for sale of subsidiary of $1.6 million. In Q1 Fiscal 2013, cash flows used in investing activities were $37.3 million comprising mainly cash used in capital expenditures of $21.9 million and net purchase of short-term and other investments of $15.3 million.

Cash flows used in financing activities were $5.3 million in Q1 Fiscal 2014, comprising mainly cash dividends paid of $4.2 million and net payments made to related parties of $1.1 million. In Q1 Fiscal 2013, cash flows used in financing activities were $4.2 million, comprising mainly cash dividends paid of $4.3 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$7,468	$592	$3,875	$3,001
Commitments	$8,232	$1,814	$-	$6,418

As of June 30, 2013, the Company has two office rental agreements totaling $7,468 for the next eleven years and commitments of $8,232 related to the GC property.

Due to the size, complexity and nature of the Company’s operations, various legal, and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at June 30, 2013 and March 31, 2013, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2013 and March 31, 2013, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$91,581	$-	$-	$91,581
Common shares of publicly traded companies	2,078	-	-	2,078
Yongning Smelting Co. Ltd.	-	-	9,777	9,777
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
Warrants	-	48	-	48

(1) Level 3 financial instrument

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of June 30, 2013 and March 31, 2013, respectively.

Reconciliation of level 3 fair value measurement of financial assets is as follows:

	Fair value through other comprehensive income
	Yongning Smelting	Jinduicheng	Total
Balance at April 1, 2012	$9,525	$22,050	$31,575
Other comprehensive loss arising on revaluation	-	(22,001)	(22,001)
Foreign exchange impact	128	(49)	79
Balance at March 31, 2013	$9,653	$-	$9,653
Foreign exchange impact	124	-	124
Balance at June 30, 2013	$9,777	$-	$9,777

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	June 30, 2013	March 31, 2013
	Within a year
Accounts payable and accrued liabilities	$40,930	$29,285
Dividends payable	4,062	4,204
	$44,992	$33,489

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues, and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2013	March 31, 2013
Financial assets denominated in U.S. Dollars	$22,741	$14,432
Financial assets denominated in Chinese RMB	$87,927	$102,294

As at June 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.8 million.

As at June 30, 2013, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2013.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2013 is considered to be immaterial. There were no amounts in receivable which were past due at June 30, 2013 (at March 31, 2013 - $nil).

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

portfolio at June 30, 2013, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	June 30, 2013	March 31, 2013
NUX (a)	$39	$41
Henan Non-ferrous Geology Bureau (b)	18	50
Henan Xinhui Mining Co., Ltd. (g)	-	32
	$57	$123

Due to a related party	June 30, 2013	March 31, 2013
GRT (h)	$-	$1,207

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the three months ended June 30, 2013, the Company recovered $111 (for the three months ended June 30, 2012 - $126) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau is a 22.5% equity interest holder of Henan Found Mining Co. Ltd.

(c)

For the three months ended June 30, 2013, the Company paid $102 (for the three months ended June 30, 2012 - $93) to McBrighton Consulting Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the three months ended June 30, 2013, the Company paid $102 (for the three months ended June 30, 2012 - $148) to R. Feng Consulting Ltd., a private consulting services company controlled by a director of the Company.

(e)

For the three months ended June 30, 2013, the Company paid $58 (for the three months ended June 30, 2012 - $nil) to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(f)

The Company rents a Beijing office (6,700 square feet) from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three months ended June 30, 2013, total rents were $36 (for the three months ended June 30, 2012 - $36).

(g)	Henan Xinhui Mining Co., Ltd. is a 20% equity interest holder of Henan Huawei Mining Co. Ltd.

(h)

GRT Mining Investment (Beijing) Co., Ltd. (“GRT”), a private company controlled by a relative of a director and officer, is a 5% equity interest holder of Guangdong Found. During the three months ended June 30, 2013, the Company repaid the payable balance of $1,207 to GRT.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2013 and 2012:

(a)	Production Costs per Tonne

Three months ended June 30, 2013	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,429	262,332	$51.19
Non-cash mining costs	3,241	262,332	12.35
Shipping costs	929	262,332	3.54
Cash milling costs	3,239	266,148	12.17
Non-cash milling costs	398	266,148	1.50
Total	$21,236		$80.75
Add: stockpile and concentrate inventory - Beginning	3,416
Less: stockpile and concentrate inventory - Ending	(2,153)
Adjustment for foreign exchange movement	(17)
Cost of sales	$22,482
[1] Excluding development tunnelling ore at the X Mines.

Three months ended June 30, 2012	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$10,639	210,960	$50.43
Non-cash mining costs	3,190	210,960	15.12
Shipping costs	717	210,960	3.40
Cash milling costs	3,123	216,665	14.41
Non-cash milling costs	420	216,665	1.94
Total	$18,089		$85.30
Add: stockpile and concentrate inventory - Beginning	3,976
Less: stockpile and concentrate inventory - Ending	(4,003)
Adjustment for foreign exchange movement	932
Cost of sales	$18,994

(b)	Average Production Cost

Average Production Cost	Three months ended June 30, 2013				(in 000's)
Direct mining and milling cost					18,904
Depreciation, amortization and depletion					3,578
Cost of sales					22,482
	Silver	Gold	Lead	Zinc	Total
Metals revenue	24,091	3,952	9,833	1,959	39,835
Ratio of metals sold	60%	10%	25%	5%	100%
Cost of sales allocated to metals	13,596	2,230	5,550	1,106	22,482
Metals produced[1]	1,364	3.6	13,063	3,208
Average production cost ($/unit)	$9.96	$616	$0.42	$0.34
[1] Does not include metals produced from development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost	Three months ended June 30, 2012				(in 000's)
Direct mining and milling cost					15,330
Depreciation, amortization and depletion					3,664
Cost of sales					18,994
	Silver	Gold	Lead	Zinc	Total
Metals revenue	28,129	3,339	11,183	1,898	44,549
Ratio of metals sold	63%	8%	25%	4%	100%
Cost of sales allocated to metals	11,993	1,424	4,768	809	18,994
Metals produced	1,224	2.6	13,744	2,974
Average production cost ($/unit)	$9.80	$536	$0.35	$0.27

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended June 30, 2013, as well as the audited consolidated financial statements as of and ended March 31, 2013.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement is classified as joint operation or joint venture based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Effective April 1, 2013, the Company adopted all of the above standards. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2013.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,781,058 common shares with a recorded value of $233.1 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
60,000	3.05	October 1, 2013
522,001	2.65	April 19, 2014
305,500	7.00	January 5, 2015
178,250	7.40	April 20, 2015
327,437	8.23	October 3, 2015
205,781	12.16	January 4, 2016
178,500	14.96	April 7, 2016
250,000	9.20	June 4, 2016
291,000	7.27	November 24, 2016
441,000	6.69	March 5, 2017
294,000	6.53	June 17, 2017
388,000	5.35	August 8, 2017
374,000	5.40	December 3, 2017
409,000	3.91	March 7, 2018
400,000	3.25	June 2, 2018
4,624,469

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2013. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2013, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President	Myles J. Gao, Director, President

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Shaoyang Shen, Chief Operating Officer

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Robert Gayton, Director

Myles J. Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2013
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 20